EXHIBIT 8

To announce the Company’s March 2012 revenues

Date of events: 2012/04/10

Contents:

1.Date of occurrence of the event:2012/04/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 0.5% year-over-year increase in unaudited unconsolidated total revenue to NT$15.4 billion in March 2012. Operating costs and expense increased by 6% to NT$11.8 billion. Operating income decreased by 14.0% to NT$3.63 billion, net income decreased by 15.0% to NT$3.25 billion, and EPS decreased by 14.3% to NT$0.42. To sum up, growth of mobile value added service, MOD and ICT projects offset the decline of broadband and traditional fixed line services revenue attributable to tariff cuts and market competition. However, the increase in operating costs and expense resulted in the decline of operating income, net income, EBITDA and EPS year over year.

Mobile communications business revenue increased 6.3% year over year. Mobile value added service revenue grew by 27% because of the increase in mobile internet subscribers. Mobile voice revenue increased 1.2% as the working days are more than the same period of last year (there was Chinese New Year vacation in February 2011 and Chunghwa’s revenue is one-month lag), which offset the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 7.7% due to the broadband tariff reduction in mid 2011 and the ADSL tariff reduction starting this year.

HiNet service revenue decreased by 9.4% also because of tariff reductions along with the aforementioned broadband and ADSL tariff cuts. MOD revenue increased 43.2% year over year. For traditional fixed line services, local service revenue increased by 1.4% as the working days are more than the same period of last year. Domestic long distance service revenue decreased 32.9% due to the tariff reduction starting this year as well as the mobile and VOIP substitution. International long distance service revenue decreased 6.2% attributable to market ompetition. In addition, revenue for ICT projects including the taxation information system project also increased year over year.

Operating costs and expenses increased 6.0% year over year, mainly attributable to higher marketing expenses for smart phones sales with contracts, higher maintenance and material expense for broadband service promotion as well as higher interconnection costs. In addition, costs for ICT projects including the taxation information system project also increased year over year.

6.Countermeasures:None

7.Any other matters that need to be specified: None